SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2018FY Q2 Investor presentation
2018FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 10, 2017

JAGUAR LAND ROVER INVESTOR CALL
RESULTS FOR THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2017
Kenneth Gregor, CFO 9th NOVEMBER 2017

DISCLAIMER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors
- Q2 FY18 represents the 3 month period from 1 July 2017 to 30 September 2017
- Q2 FY17 represents the 3 month period from 1 July 2016 to 30 September 2016
- 6M FY18 represents the 6 month period from 1 April 2017 to 30 September 2017
- 6M FY17 represents the 6 month period from 1 April 2016 to 30 September 2016
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture (“CJLR”)
EBITDA is defined profit before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.
EBIT is defined as profit before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges)
Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results—2 -

AGENDA
Financial performance for the quarter and year to date 4 New products 10 JLR strategic priorities 11 Looking ahead 13 Closing Q&A

JLR MODEL RANGE CONTINUES TO GROW
Q2 FY18 150k UP 5.1%, LED BY THE NEW VELAR
LUXURY SPORTS LIFESTYLE LUXURY – RANGE ROVER LEISURE—DISCOVERY DUAL PURPOSE—DEFENDER
XJ F-TYPE F-PACE RANGE ROVER ALL NEW DISCOVERY LAND ROVER DEFENDER Replacement in development
XF SPORTBRAKE F-TYPE CONVERTIBLE RANGE ROVER SPORT DISCOVERY SPORT
JAGUAR XF WINNER RANGE ROVER XF GOLDEN STEERING RANGE ROVER VELAR BEST LUXURY BUY
WHEEL AWARD 2016 BEST SALOON CAR
JAGUAR F-PACE WINNER JAGUAR F-PACE WINNER LAND ROVER RANGE ROVER SPORT SVR WORLD CAR AWARDS WORLD CAR AWARDS DISCOVERY SPORT AUTOCAR STAR AWARD
2017 WORLD CAR 2017 WORLD CAR OF THE YEAR DESIGN OF THE YEAR
RANGE ROVER EVOQUE XE

Q2 PROFITS UP 38% ON HIGHER SALES
FAVOURABLE VOLUME, MIX, FX/COMMODITY REVALUATION
Revenue (£m) PBT (£m) EBITDA (%)
5,668 6,322
385 10.9% 11.8%
Q2 280
EBIT: EBIT:
4.2% 5.2%
Q2 FY17 Q2 FY18 Q2 FY17 Q2 FY18 Q2 FY17 Q2 FY18
11,921 11,023
980 1
679 11.7%
Months 10.0%
6 EBIT: EBIT:
5.1% 3.3%
6M FY17 6M FY18 6M FY17 6M FY18 6M FY17 6M FY18
1 Includes £437m one time credit relating to changes made to the Company’s pension plans in Q1 FY18

Q2 FY18 RETAILS 149,690 UP 5.1% YOY
CHINA AND NORTH AMERICA UP, UK AND EUROPE LOWER
Units in ‘000
North
UK Europe China Overseas America
YoY +5.1% (3.6)% (4.1)% +27.4% (0.1)%
37.6
31.8 29.9
28.9
21.6
21.2% 19.9% 14.4%
19.3% 25.1%
Volumes include sales from Chery Jaguar Land Rover – Q2 FY18 21,728 units, Q2 FY17 13,492 units—6 -

OCTOBER RETAILS 46,418 UP 0.2% YOY
CHINA AND OVERSEAS UP, UK DOWN WITH INDUSTRY
Units in ‘000
North
UK Europe China Overseas America
YoY (3.2)% (18.3)% (3.3)% +12.4% +15.7%
Volumes exclude sales from Chery Jaguar Land Rover – Oct FY18 7,085 units, Oct FY17 5,904 units

YEAR ON YEAR PROFIT WALK
FAVOURABLE VOLUME, MIX, FX/COMMODITY REVALUATION
£ millions
Wholesales up Reflects launch of 7,100 led by Velar new Discovery and Velar
148 (69)
30 (68) 64 385
280
0
PBT Q2 FY17 Volume, mix Net Material & operating D&A FX & commodities PBT Q2 FY18 & market pricing costs
EBIT 4.2% 0.8% 0.7% (1.1)% 0.6% 5.2%
- 8—For analytical purposes only

Q2 FREE CASH FLOW
£ millions
Total cash 3,923 Total debt 3,381
464 (71) Net cash/(debt) 542
778 (1,033) Undrawn credit facilities 1,885
385
230
(25)
PBT Q2 FY18 Non-cash and other Tax Cash profit after tax Investment Working Free cash flow capital
* Free cash flow defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents

EXCITING NEW PRODUCTS
AND MORE TO COME…
Range Rover Velar (July 2017) XF Sportbrake (September 2017) Long wheel base XEL (China JV)
E-PACE (this winter) 18MY Range Rover Sport with PHEV 18MY Range Rover with PHEV models models (this winter) (this winter)

JLR STRATEGIC PRIORITIES — ACES
AUTONOMOUS CONNECTED ELECTRIC SHARED
• JLR vehicles currently • Investment in technology • I-PACE Battery Electric • InMotion Ventures include level 2 features and infrastructure to Vehicle on sale 2018 invests in the future of support higher levels of transport and mobility
• Investing in driver • Plug-in hybrids starting connectivity assistance technology to with the Range Rover • Lyft—$25m equity support increasing • Cloudcar—$15m equity and Range Rover Sport investment degrees of automation investment

ELECTRIFICATION STRATEGY
INVESTMENT IN RECENT YEARS STARTING TO DELIVER
from 2018 from 2020
• New and refreshed vehicles with electric options • All JLR vehicles offer electric options
• First plug-in hybrids offered in 18MY Range • Mild hybrids and/or Rover and Range Rover Sport
• Plug-in hybrids or
• I-PACE first battery electric vehicle mid 2018
• Battery electric vehicles

LOOKING AHEAD
CONTINUING TO INVEST TO DRIVE PROFITABLE GROWTH
• JLR’s strategy is to achieve sustainable profitable growth by investing proportionally more in new products, technology and manufacturing capacity.
• FY18 investment spending is expected to be in the region of £4 – 4.35b
• JLR’s planning target is to achieve an 8-10% EBIT margin in the medium term
• The automotive environment is now more challenging with the shift to electrification, greater geopolitical uncertainty (e.g. Brexit) and softer markets in the UK and US with more competitive conditions generally.
• As previously indicated, JLR expects margin pressures seen in FY17, including higher incentive levels and launch and growth costs, to continue in FY18. Profitability by quarter will continue to reflect seasonality and launch timing, with prior model year Range Rover and Range Rover Sport running out in Q3 and a very strong pipeline of exciting new products expected to ramp up in Q4 and beyond.
Range Rover Velar XF Sportbrake XEL (China JV) E-PACE Range Rover Sport Range Rover I-PACE

Thank You Kenneth Gregor Jaguar Land Rover
CFO, Jaguar Land Rover Abbey Road, Whitley, Coventry CV3 4LF
Bennett Birgbauer
Treasurer, Jaguar Land Rover Jaguarlandrover.com
Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com

ADDITIONAL SLIDES

KEY FINANCIAL METRICS
REVENUE, PROFITS, MARGINS UP, CASH FLOW BREAK-EVEN
(£ millions) Q2 FY18 Q2 FY17 Change 6M FY18 6M FY17 Change
Retail volumes (‘000 units)                149.7                142.5                 7.2                287.2                 275.2                 12.0 Wholesale volumes (‘000 units)                131.3                124.2                 7.1                249.3                 245.0                4.3
Revenues                6,322                 5,668                 654                11,921                11,023                  898
EBITDA                 746                 615                 131                1,188                1,287                  (99)
EBITDA margin 11.8% 10.9% 0.9 ppt 10.0% 11.7% (1.7 ppt)
EBIT                 329                 238                91                 398                 567                (169)
EBIT % 5.2% 4.2% 1.0 ppt 3.3% 5.1% (1.8 ppt)
Profit before tax and one-off items                 385                 281                 104                 542                 629                 (87)
One-off items                —                (1)                 1                 438                50                 388
Profit before tax                 385                 280                 105                 980                 679                 301
Investment                1,033                  784                 249                2,028                1,476                  552 Free cash flow (before financing)                (25)                27                 (52)                (1,333)                  (634)                 (699) Cash                3,923                3,837                 86                3,923                 3,837                86
* The one-off Items impacting the year to date relate to a £437m credit relating to changes made to the Company’s pension plans in Q1 FY18 and the non-recurrence of Tianjin recoveries (£51m in Q1 FY17 )

INCOME STATEMENT
Q2 REVENUE, PROFITS AND MARGINS UP
(£ millions) Q2 FY18 Q2 FY17 Change 6M FY18 6M FY17 Change
Revenues    6,322    5,668                 654    11,921    11,023                898
Material and other cost of sales    (4,001)    (3,487)                (514)                 (7,566)                (6,728)                (838) Employee costs                (662)                (585)                 (77)                (1,318)                 (1,190)                (128) Other (expense) /income*    (1,323)    (1,352)                29                 (2,614)                (2,511)                (103) Product development costs capitalised                410                371                 39                765                 693                72
Underlying EBITDA                746                615                 131                1,188                 1,287                (99)
Depreciation and amortisation                (478)                (410)                 (68)                (928)                 (798)                (130) Share of profit / (Loss) from Joint Venture                61                33                 28                138                 78                60
Underlying EBIT                329                238                 91                398                 567                (169)
Undesignated debt/unrealised hedges MTM*                69                50                 19                169                 81                88 Net finance (expense) / income and other                (13)                (7)                 (6)                (25)                 (19)                (6)
Profit before tax and one-off items                385                281                 104                542                 629                (87)
One-off items                —                (1)                 1                438                 50                388
Profit before tax                385                280                 105                980                 679                301
Income tax                (77)                (36)                 (41)                (200)                 (131)                (69)
Profit after tax                308                244                 64                780                 548                232
* The one-off Items impacting the year to date relate to a £437m credit relating to changes made to the Company’s pension plans in Q1 FY18 and the non-recurrence of Tianjin recoveries (£51m in Q1 FY17 ) The mark to market of realised gains/losses on matured, hedge accounted FX trades is now reported against ‘Revenue’ or ‘Material and other cost of sales’ in line with the respective underlying hedged item. For consistency, comparative periods have been restated for this change in presentation

Q2 FREE CASH FLOW ABOUT BREAKEVEN
YEAR TO DATE REFLECTS Q1 SEASONALITY
(£ millions) Q2 FY18 Q2 FY17 Change 6M FY18 6M FY17 Change
PBT                385                 280                105                980                  679                301
Depreciation and amortisation                478                 410                68                928                  798                130 Tax paid                (71)                (41)                 (30)                (175)                  (100)                (75) Other                (14)                (14)                 —                (535)                 (71)                (464)
Cash profit after tax                778                635                 143                1,198                 1,306                (108)
Total product and other investment    (1,033)                (784)                (249)                 (2,028)                (1,476)                 (552) Working capital changes                230                 176                54                (503)                  (464)                (39)
Free cash flow                (25)                27                 (52)    (1,333)                (634)                 (699)
Changes in debt                (70)                61                 (131)                (81)                 (30)                (51) Dividends paid                (90)                —                 (90)                (150)                  (150)                —
Net change in cash & financial deposits                (185)                88                 (273)    (1,564)                (814)                 (750)
* Free cash flow defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents

STRONG LIQUIDITY £3.9B CASH & £1.9B UNDRAWN RCF
£ millions
Total cash Debt maturity profile
3,837 3,923
3,381
3,500
68
Cash and debt balances at
30 September exclude $500m 10 year bond issued in October
3,313
773
522 400 572
373 373 300
Q2 FY17 Q2 FY18 CY18 CY19 CY20 CY21 CY22 CY23 CY24 Total Debt
Bonds Other debt: Discounted receivables, finance leases and deferred fees

CHINA JOINT VENTURE
INCREASED SALES AND PROFITS
Units in 000’s £ millions
Current models Upcoming models JLR share of profit Retail volumes
61 22
XF L E-PACE
13
33 Discovery Sport XEL
Evoque
Q2 FY17 Q2 FY18 Q2 FY17 Q2 FY18
Note: Includes local market incentive of £31m in Q1 FY18 and
- 20—£6m in Q1 FY17

Q2 FY18 RETAILS 149,690 UP 5.1% YOY
VELAR OFF TO A STRONG START
Units in ‘000
30.4
24.4
18.3 18.6
12.3 13.0
10.3
8.8 8.7
2.5 2.4
0.0
*
XE XF XJ F-PACE F-TYPE Discovery Discovery RR Evoque RR Velar RR Sport Range Rover Discontinued Sport
YoY (2.3) 2.3 (0.2) 1.1 (0.2) 2.1 (0.9) (1.6) 8.7 (1.6) 0.5 (0.4)
Volumes include sales from Chery Jaguar Land Rover – Q2 FY18 21,728 units, Q2 FY17 13,492 units
* Defender/Freelander/XK (Discontinued)—21 -

Q2 FY18 WHOLESALES 131,334 UP 5.8% YOY
LED BY VELAR, DISCOVERY AND RANGE ROVER
Units in ‘000
17.1 17.6 17.5
16.4 16.9
13.6 12.2
9.4
5.4
3.0
2.1
0.0
*
XE XF XJ F-PACE F-TYPE Discovery Discovery RR Evoque RR Velar RR Sport Range Rover Discontinued Sport
YoY (2.7) (1.3) 0.2 (1.4) 0.4 (0.6) 1.8 (3.6) 16.4 (2.9) 0.9 (0.1)
Volumes exclude sales from Chery Jaguar Land Rover – Q2 FY18 21,876 units, Q2 FY17 15,043 units
* Defender/Freelander/XK (Discontinued)—22 -

Q2 FY18 WHOLESALES 131,334 UP 5.8% YOY
UK, CHINA AND OVERSEAS UP
Units in ‘000
North
28.6    34.6    29.0    17.2    21.9
21.8%    26.4%    22.1%    13.1%    16.7%
UK Europe China Overseas America
YoY (8.0)% +19.8% (0.7)% +19.0% +6.7%
Volumes exclude sales from Chery Jaguar Land Rover – Q2 FY18 21,876 units, Q2 FY17 15,043 units

PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS
(£ millions) Q2 FY18 Q2 FY17 Change 6M FY18 6M FY17 Change
R&D expense
Capitalised                410                 371                39                765                 693                72    Expensed                 83                 88                (5)                177                 173                4
Total R&D expense                493                459                 34                942                 866                76
Investment in tangible and other intangible assets                540                325                 215                1,086                 610                476
Total product and other investment                1,033                784                 249                2,028                 1,476                552
Capital investment as % of revenue 16.3% 13.8% 2.5 ppt 17.0% 13.4% 3.6 ppt Of which capitalised                950                696                 254                1,851                 1,303                548

FX AND COMMODITIES
COMMODITY HEDGE GAINS & REDUCED FX HEDGE LOSSES
(£ millions) Q2 FY18 Q1 FY18 Change Q2 FY17 Change
Operational exchange n/a n/a (55) n/a                 48 Realised FX hedges and other                (343)                (454)                 111                (276)                 (67) Revaluation of current assets and liabilities                 (11)                (25)                 14                (58)                 47
Total FX impacting EBITDA & EBIT n/a n/a                70 n/a                28
Revaluation of unrealised currency derivatives                6                 89                (83)                 53                (47) Revaluation of USD and Euro Debt                 14                 19                (5)                (37)                  51
Total FX impact on PBT n/a n/a                (18) n/a                32
Realised commodities (incl. in EBITDA & EBIT)                4                1                 3                (12)                 16 Unrealised commodities (excl. from EBITDA & EBIT)                 49                (8)                 57                 33                 16
Total FX & Commodities impact on PBT n/a n/a                42 n/a                64
Total pre-tax hedge reserve                (1,092)                (1,704)                 612                (2,449)                 1,357
Current portion of hedge reserve                (793)                (1,087)                 294                (1,312)                 519
End of Period Exchange Rates
GBP:USD                1.340                 1.301 3.1%                1.295 3.5% GBP:EUR                1.137                1.140 2.2%                1.158 1.8% GBP:CNY                8.908                8.817 2.8%                8.650 3.0%
- 25—For analytical purposes only

Jaguar Land Rover Automotive plc

Interim Report

For the three and six month period ended

30 September 2017

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA[1]	defined by the Company as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.

EBITDA margin	measured as EBITDA as a percentage of revenue.

EBIT[1]	defined by the Company as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt.

EBIT margin	measured as EBIT as a percentage of revenue.

In this Interim Report underlying EBITDA and EBIT excludes the one-off credit relating to changes made to the Company’s pension plans in Q1 FY18 and recoveries in Q1 FY18 and Q1 FY17 relating to the Tianjin port explosion.

PBT	profit before tax.

PAT	profit after tax.

Net cash	defined by the Company as cash and cash equivalents plus short-term deposits less total balance sheet borrowings (as disclosed in note 15 to the condensed consolidated financial statements).

Free cash flow	defined by the Company as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	defined by the Company as the purchase of property, plant and equipment and cash paid for intangible assets (including expensed R&D) as well as investments in equity accounted investments, purchases of other investments and the acquisition of subsidiaries.

FY18	12 months ending 31 March 2018

FY17	12 months ended 31 March 2017

H1	6 months ended 30 September

Q2	3 months ended 30 September

Q1	3 months ended 30 June

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

[1]	Refer to EBITDA and EBIT reconciliation in note 2 on page 13.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover achieved retail sales of 149,690 (including China JV sales) in Q2 FY18, up 5.1% year on year, led by the introduction of the new Range Rover Velar. PBT in Q2 FY18 was £385 million with an EBITDA margin of 11.8% and an EBIT margin of 5.2%.

Key metrics/highlights for Q2 FY18 results, compared to Q2 FY17, are as follows:

•	Retail sales of 149.7k units (including the China JV), up 5.1%.

•	Wholesales of 131.3k units (excluding the China JV), up 5.8%

•	Revenue of £6.3 billion, up from £5.7 billion

•	PBT of £385 million, up from £280 million and PAT of £308 million, up from £244 million

•	EBITDA margin was 11.8% and EBIT margin was 5.2%

•	Free cash flow was about break-even at negative £25 million after total product and other investment spending of £1.0 billion and £230 million of working capital inflows

Market environment

Economic growth was mixed but remained generally positive, notwithstanding continuing geopolitical uncertainty. Growth in the UK is slowing but inflation is increasing, which has increased expectations for higher interest rates (increased 0.25% in November) and seen the Pound strengthen somewhat. GDP growth in the US continues to be solid, despite the impact of hurricanes Harvey and Irma, supported by continuing low inflation. Economic growth in China in Q2 FY18 remained above market expectations but concerns over property price inflation and debt levels remain. The economic environment in some emerging markets remains challenging, however economic conditions in Russia and Brazil are improving with both emerging from recession.

Total automotive industry car volumes (units)

	Q2 FY18	Q2 FY17	Change (%)
China	5,896,200	5,668,300	4.0%
Europe (excluding UK)	2,262,780	2,174,333	4.1%
UK	664,600	729,859	(8.9)%
US	4,398,386	4,452,614	(1.2)%
Other markets (including Russia and Brazil)	3,525,788	3,205,297	10.0%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q2 FY18 sales volumes year-on-year performance

Retail sales were 149,690 units (including the China JV), up 5.1%, driven by the introduction of the Range Rover Velar (8.7k units) with sales of the Jaguar F-PACE, XFL in China and Discovery Sport also up, while sales of the Range Rover Sport, Evoque and Jaguar XE were lower, with the new Discovery still ramping up. By region, retail sales were up in China (27.4%) and North America (5.1%), flat in Overseas markets, but down in Europe (4.1%) and in the UK (3.6%). By brand, Land Rover retails were 107,430 units, up 6.6% And Jaguar retails were 42,260 units, up 1.3%.

Wholesales totalled 131,334 units (excluding the China JV), up 5.8%. Land Rover wholesales were 94,257 units, up 14.6% led the Range Rover Velar and new Discovery, and Jaguar wholesales were 37,077 units, down 11.6%, reflecting lower sales of XE, XF (excluding XFL in China) and F-PACE. By region, JLR wholesales were up in the UK (19.8%), China (19.0%) and Overseas (6.7%) but down in Europe (0.7%) and North America (8.0%).

Jaguar Land Rover’s Q2 FY18 retail sales (including the China JV) by key region and model compared to Q2 FY17 is detailed in the following table:

	Q2 FY18	Q2 FY17	Change (%)
UK	29,860	30,981	(3.6%)
North America	31,765	30,228	5.1%
Europe	28,928	30,169	(4.1%)
China[1]	37,564	29,484	27.4%
Overseas	21,573	21,597	(0.1%)

Total JLR	149,690	142,459	5.1%

F-PACE	18,252	17,157	6.4%
F-TYPE	2,396	2,638	(9.2%)
XE	8,831	11,176	(21.0%)
XF1	10,256	7,963	28.8%
XJ	2,525	2,772	(8.9%)

Jaguar[1]	42,260	41,706	1.3%

Discovery Sport[1]	30,357	28,283	7.3%
Discovery	12,336	13,263	(7.0%)
Range Rover Evoque[1]	24,424	26,067	(6.3%)
Range Rover Velar	8,709	—	n/a
Range Rover Sport	18,590	20,212	(8.0%)
Range Rover	13,013	12,532	3.8%
Discontinued Models	1	396	(99.7%)

Land Rover[1]	107,430	100,753	6.6%

Total JLR	149,690	142,459	5.1%

1	China JV retail volume in Q2 FY18 was 21,728 units (11,274 units of Discovery Sport, 4,856 units of Evoque and 5,598 units of Jaguar XFL).

Revenue and profits

Revenue was £6.3 billion in Q2 FY18, up £654 million year on year, primarily reflecting higher wholesale volumes and favourable foreign exchange (weaker Pound).

PBT was £385 million in Q2 FY18, up £105 million year on year, reflecting:

•	Higher wholesale volumes and mix, primarily the introduction of Velar (£148 million)

•	Higher variable marketing costs (£69 million)

•	Lower material and operating costs (£30 million)

•	Higher depreciation and amortisation (£68 million)

•	Favourable foreign exchange and commodities (£64 million),

EBITDA was £746 million (11.8% margin) in Q2 FY18, compared to £615 million (10.9% margin) in Q2 FY17 and EBIT was £329 million (5.2% margin), compared to £238 million (4.2% margin) in Q2 last year. PAT was £308 million in Q2 FY18 compared to £244 million in the same period last year.

Revenue was £11.9 billion in H1 FY18, up £898 million compared to the same period last year, and PBT was £980 million (including the £437 million one-off pension credit in Q1 FY18) compared to £679 million in H1 FY17. Underlying EBITDA in H1 FY18 was £1.2 billion (10.0% margin) compared to £1.3 billion (11.7% margin) in H1 FY17 and underlying EBIT in H1 FY18 was £398 million (3.3% margin) compared to £567 million (5.1% margin) in H1 FY17.

PAT was £780 million (including the £437 million one-off pre-tax pension credit in Q1 FY18) in the 6 months to 30 September 2017 compared to £548 million in the same 6 month period a year ago.

Cash flow, liquidity and capital resources

Free cash flow in Q2 FY18 was about break–even at negative £25 million after £1.0 billion of total product and other investment spending and £230 million of working capital inflows. In the quarter, £950 million of investment spending was capitalised and £83 million was expensed through the income statement. Free cash flow in H1 FY18 was negative £1.3 billion reflecting the negative free cash flow in Q1 FY18.

Cash and financial deposits at 30 September 2017 stood at £3.9 billion (comprising £1.7 billion of cash and cash equivalents and £2.2 billion of financial deposits) after the negative free cash flow of £25 million, a £70m decrease in the utilisation of a short-term debt facility and payment of the remaining £90 million of the £150 million dividend declared in Q1 FY18 to our parent TML Holdings Pte. Limited. The cash and financial deposits include an amount of £543 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 September 2017, the Company also had an undrawn revolving credit facility totalling £1.9 billion (amended and extended in July 2017), maturing in July 2022, and £134 million equivalent of an unutilised short-term uncommitted receivable factoring facility.

Debt

The following table shows details of the Company’s financing arrangements as at 30 September 2017:

(£ millions)	Facility amount	Outstanding	Undrawn

Committed
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	373	373	—
$700m 4.125% Senior Notes due Dec 2018**	522	522	—
$500m 4.250% Senior Notes due Nov 2019**	373	373	—
$500m 3.500% Senior Notes due Mar 2020**	373	373	—
€650m 2.200% Senior Notes due Jan 2024	572	572	—
Revolving 5 year credit facility	1,885	—	1,885
Receivable factoring facilities***	220	86	134
Finance lease obligations	6	6	—

Subtotal	5,424	3,405	2,019

Prepaid costs	—	(24)	—

Total	5,424	3,381	2,019

*	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$295 million uncommitted receivables factoring facility with Jaguar Land Rover Limited as the borrower and guaranteed by Jaguar Land Rover Holdings Limited.

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 50-55 of the Annual Report 2016-17 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2016-17 are competitive business efficiency, global economic and geopolitical environment, environmental regulations and compliance, brand positioning, rapid technology change, information and cyber security, exchange rate fluctuations, unethical and prohibited business practice, product liability and recalls, and patent and intellectual property (IP) protection.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY18.

Off-balance sheet financial arrangements

In Q2 FY18 the Company had no off-balance sheet financial arrangements other than to the extent disclosed in the condensed consolidated financial statements in this Interim Report, starting on page 6.

Post balance sheet items

On 10 October 2017 the Company issued a $500 million bond maturing in October 2027, paying an annual coupon of 4.500%.

Related party transactions

Related party transactions for Q2 FY18 are disclosed in note 23 to the condensed consolidated financial statements disclosed on page 24 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Employees

At the end of Q2 FY18, Jaguar Land Rover employed 41,906 people worldwide including agency personnel. This compared to 39,851 at the end of Q2 FY17.

Board of directors

Effective 29 September 2017, Chandrasekaran Ramakrishnan resigned from the Board of Directors of Jaguar Land Rover Automotive plc.

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director, Chief Executive Officer
Natarajan Chandrasekaran	Chairman	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012

Condensed Consolidated Income Statement

		Three months ended		Six months ended
(£ millions)	Note	30 September 2017 (unaudited)	30 September 2016 (unaudited) Restated*	30 September 2017 (unaudited)	30 September 2016 (unaudited) Restated*
Revenue		6,322	5,668	11,921	11,023
Material and other cost of sales excluding exceptional item		(4,001)	(3,487)	(7,566)	(6,728)
Exceptional item	3	—	(1)	1	50
Material and other cost of sales		(4,001)	(3,488)	(7,565)	(6,678)
Employee costs		(662)	(585)	(1,318)	(1,190)
Pension past service credit	19	—	—	437	—
Other expenses		(1,370)	(1,316)	(2,648)	(2,453)
Net impact of commodity derivatives		52	21	45	39
Development costs capitalised	4	410	371	765	693
Other income		75	64	143	120
Depreciation and amortisation		(478)	(410)	(928)	(798)
Foreign exchange (loss)/gain		(11)	(71)	15	(136)
Finance income	5	7	8	16	17
Finance expense (net)	5	(20)	(15)	(41)	(36)
Share of profit from equity accounted investments		61	33	138	78

Profit before tax		385	280	980	679
Income tax expense excluding tax on exceptional item		(77)	(36)	(200)	(121)
Tax on exceptional item		—	—	—	(10)
Income tax expense	10	(77)	(36)	(200)	(131)

Profit for the period		308	244	780	548

Attributable to:
Owners of the Company		308	244	780	548

*	Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 1.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Six months ended
(£ millions)	30 September 2017 (unaudited)	30 September 2016 (unaudited)	30 September 2017 (unaudited)	30 September 2016 (unaudited)
Profit for the period	308	244	780	548
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	77	(1,066)	(42)	(1,293)
Income tax related to items that will not be reclassified	(13)	176	6	217

	64	(890)	(36)	(1,076)

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	612	(304)	1,756	(1,715)
Currency translation differences	(6)	15	(8)	30
Income tax related to items that may be reclassified	(116)	56	(332)	327

	490	(233)	1,416	(1,358)

Other comprehensive income/(expense) net of tax	554	(1,123)	1,380	(2,434)

Total comprehensive income/(expense) attributable to shareholders	862	(879)	2,160	(1,886)

Attributable to:
Owners of the Company	862	(879)	2,160	(1,886)

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2017 (unaudited)	31 March 2017 (audited)
Non-current assets
Investments		550	475
Other financial assets		363	270
Property, plant and equipment		6,684	5,885
Intangible assets		6,479	6,167
Other non-current assets		137	80
Deferred tax assets		422	511

Total non-current assets		14,635	13,388

Current assets
Cash and cash equivalents		1,724	2,878
Short-term deposits		2,199	2,609
Trade receivables		1,075	1,273
Other financial assets	7	362	218
Inventories	8	3,728	3,464
Other current assets	9	472	517
Current tax assets		9	3

Total current assets		9,569	10,962

Total assets		24,204	24,350

Current liabilities
Accounts payable		6,247	6,508
Short-term borrowings	15	86	179
Other financial liabilities	12	1,477	2,139
Provisions	13	629	644
Other current liabilities	14	479	490
Current tax liabilities		165	144

Total current liabilities		9,083	10,104

Non-current liabilities
Long-term borrowings	15	3,289	3,395
Other financial liabilities	12	534	1,399
Provisions	13	928	988
Retirement benefit obligation	19	1,048	1,461
Other non-current liabilities		410	362
Deferred tax liabilities		310	60

Total non-current liabilities		6,519	7,665

Total liabilities		15,602	17,769

Equity
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	17	6,923	4,913

Shareholder’s equity		8,591	6,581

Non-controlling interests		11	—

Total equity		8,602	6,581

Total liabilities and equity		24,204	24,350

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 9 November 2017.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Shareholder’s equity	Non- controlling interests	Total equity
Balance at 1 April 2017 (audited)	1,501	167	4,913	6,581	—	6,581
Profit for the period	—	—	780	780	—	780
Other comprehensive income for the period	—	—	1,380	1,380	—	1,380

Total comprehensive income	—	—	2,160	2,160	—	2,160

Dividend	—	—	(150)	(150)	—	(150)
Acquisition of non-controlling interest	—	—	—	—	11	11

Balance at 30 September 2017 (unaudited)	1,501	167	6,923	8,591	11	8,602

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Shareholder’s equity	Non- controlling interests	Total equity
Balance at 1 April 2016 (audited)	1,501	167	5,946	7,614	—	7,614
Profit for the period	—	—	548	548	—	548
Other comprehensive expense for the period	—	—	(2,434)	(2,434)	—	(2,434)

Total comprehensive expense	—	—	(1,886)	(1,886)	—	(1,886)

Dividend	—	—	(150)	(150)	—	(150)

Balance at 30 September 2016 (unaudited)	1,501	167	3,910	5,578	—	5,578

Condensed Consolidated Cash Flow Statement

		Three months ended		Six months ended
(£ millions)	Note	30 September 2017 (unaudited)	30 September 2016 (unaudited) *Restated	30 September 2017 (unaudited)	30 September 2016 (unaudited) *Restated
Cash flows (used in)/generated from operating activities
Cash used in operations	22	1,009	767	753	728
Dividends received		53	—	53	—
Income tax paid		(71)	(41)	(175)	(100)

Net cash generated from operating activities		991	726	631	628

Cash flows (used in)/generated from investing activities
Purchases of other investments		(1)	—	(21)	—
Investment in other restricted deposits		(6)	(6)	(8)	(18)
Redemption of other restricted deposits		5	11	8	15
Movements in other restricted deposits		(1)	5	—	(3)
Investment in short-term deposits		(1,523)	(1,041)	(2,595)	(1,772)
Redemption of short-term deposits		1,776	884	2,973	1,592
Movements in short-term deposits		253	(157)	378	(180)
Purchases of property, plant and equipment		(512)	(346)	(990)	(610)
Proceeds from sale of property, plant and equipment		—	1	—	1
Cash paid for intangible assets		(437)	(350)	(840)	(693)
Acquisition of subsidiary (net of cash acquired)		12	—	12	—
Finance income received		8	8	17	17

Net cash used in investing activities		(678)	(839)	(1,444)	(1,468)

Cash flows (used in)/generated from financing activities
Finance expenses and fees paid		(53)	(42)	(77)	(69)
Proceeds from issuance of short-term borrowings		89	146	225	218
Repayment of short-term borrowings		(159)	(85)	(306)	(191)
Repayments of long-term borrowings		—	—	—	(57)
Payments of finance lease obligations		—	(1)	(1)	(2)
Dividends paid		(90)	—	(150)	(150)

Net cash (used in)/generated from financing activities		(213)	18	(309)	(251)

Net increase/(decrease) in cash and cash equivalents		100	(95)	(1,122)	(1,091)
Cash and cash equivalents at beginning of period		1,637	2,447	2,878	3,399
Effect of foreign exchange on cash and cash equivalents		(13)	30	(32)	74

Cash and cash equivalents at end of period		1,724	2,382	1,724	2,382

*	Comparatives have been restated for the amendment to disclose separately ‘Effect of foreign exchange on cash and cash equivalents’ as a separate line item after ‘Cash and cash equivalents at beginning of period’. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’ in note 22 and ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net increase/(decrease) in cash and cash equivalents’ in the condensed consolidated cash flow statement were previously reported as £621 million, £797 million, £756 million and £(65) million for the three month period ended 30 September 2016, and as £1,266 million, £802 million, £702 million and £(1,017) million for the six month period ended 30 September 2016. An adjustment of £30 million was recorded to those line items for the three month period ended 30 September 2016, and an adjustment of £74 million was recorded for the six month period ended 30 September 2016 to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’, ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net increase/(decrease) in cash and cash equivalents’ were therefore restated as £591 million, £767 million, £726 million and £(95) million for the three month period ended 30 September 2016, and as £1,192 million, £728 million, £628 million and £(1,091) million for the six month period ended 30 September 2016. There is no impact on cash and cash equivalents as previously reported for the period ended 30 September 2016.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three and six month periods ended 30 September 2017 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 16.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2017, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s annual report for the year ended 31 March 2017.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2017, as described in those financial statements.

Change in presentation of foreign exchange gains and losses

During the quarter ended 31 March 2017, the Group reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9.

As a result, it was considered more appropriate to present realised foreign exchange relating to derivatives hedging revenue exposures as an adjustment to ‘Revenue’ and realised foreign exchange relating to derivatives hedging cost exposures as an adjustment to ‘Material and other cost of sales’. The prior period comparatives have been represented on this basis. Realised foreign exchange losses of £285 million and £391 million have been adjusted to ‘Revenue’ for the three months and six months ended 30 September 2016 respectively. Realised foreign exchange gains of £40 million and £26 million have been adjusted to ‘Material and other cost of sales’ for the three months and six months ended 30 September 2016 respectively.

There is no impact upon the reported profit after taxation or reported equity for the period ended 30 September 2016.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

Many companies use alternative performance measures to provide helpful additional information for users of their financial statements, telling a clearer story of how the business has performed over the period. Alternative performance measures are used by the Board of Management to monitor and manage the performance of the Group. These measures exclude certain items that are included in comparable statutory measures.

The alternative performance measures used within this Annual Report are defined below.

Alternative Performance Measure	Definition

EBIT	Profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt.

EBITDA	Profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.

Free cash flow before financing	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, joint ventures, associates and other trading investments and expensed research and development costs.

The Group uses EBITDA as an alternative performance measure to review and measure the underlying profitability of the Group on an ongoing basis as it recognises that increased capital expenditure year-on-year will lead to an increase in depreciation and amortisation expense recognised within the consolidated income statement.

Free cash flow before financing is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Reconciliations between these alternative performance measures and statutory reported measures are shown below.

EBIT and EBITDA

		Three months ended		Six months ended
(£ millions)	Note	30 September 2017 (unaudited)	30 September 2016 (unaudited)	30 September 2017 (unaudited)	30 September 2016 (unaudited)
EBITDA		746	615	1,625	1,287
Depreciation and amortisation		(478)	(410)	(928)	(798)
Share of profit from equity accounted investments		61	33	138	78

EBIT		329	238	835	567

Foreign exchange gain on derivatives		6	53	95	74
Unrealised gain on commodities		49	34	41	67
Foreign exchange gain/(loss) on loans		14	(37)	33	(60)
Finance income	5	7	8	16	17
Finance expense (net)	5	(20)	(15)	(41)	(36)
Exceptional item		—	(1)	1	50

Profit before tax		385	280	980	679

Free cash flow before financing

		Three months ended		Six months ended
(£ millions)	Note	30 September 2017 (unaudited)	30 September 2016 (unaudited)	30 September 2017 (unaudited)	30 September 2016 (unaudited)
Net cash generated from operating activities		991	726	631	628
Net cash used in investing activities		(678)	(839)	(1,444)	(1,468)

Net cash generated from/(used in) operating and investing activities		313	(113)	(813)	(840)

Finance expenses and fees paid		(53)	(42)	(77)	(69)
Payments of finance lease obligations		—	(1)	(1)	(2)
Adjustments for
Movements in short-term deposits		(253)	157	(378)	180
Foreign exchange (loss)/gain on short term deposits	22	(19)	(4)	(32)	23
Foreign exchange (loss)/gain on cash and cash equivalents		(13)	30	(32)	74

Free cash flow before financing		(25)	27	(1,333)	(634)

Total product and other investment

		Three months ended		Six months ended
(£ millions)	Note	30 September 2017 (unaudited)	30 September 2016 (unaudited)	30 September 2017 (unaudited)	30 September 2016 (unaudited)
Purchases of property, plant and equipment		512	346	990	610
Cash paid for intangible assets		437	350	840	693
Research and development expensed	4	83	88	177	173
Purchases of other investments		1	—	21	—

Total product and other investment		1,033	784	2,028	1,476

Notes (forming part of the condensed consolidated interim financial statements)

3	Exceptional item

The exceptional item within ‘Material and other cost of sales’ of £1 million for the six months ended 30 September 2017 relates to the recovery of import duties and taxes following the explosion at the port of Tianjin (China) in August 2015 which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

The exceptional item within ‘Material and other cost of sales’ of £50 million for the six months ended 30 September 2016 relates to an interim insurance payment of £50 million in relation to the vehicles involved in the Tianjin incident.

Due to the size of the provision recorded, the charge together with the associated tax impact was disclosed as an exceptional item in the year ended 31 March 2016.

4	Research and development

	Three months ended		Six months ended
(£ millions)	30 September 2017 (unaudited)	30 September 2016 (unaudited)	30 September 2017 (unaudited)	30 September 2016 (unaudited)
Total research and development costs incurred	493	459	942	866
Research and development expensed	(83)	(88)	(177)	(173)

Development costs capitalised	410	371	765	693

Interest capitalised	23	22	45	42
Research and development expenditure credit	(26)	(20)	(48)	(40)

Total internally developed intangible additions	407	373	762	695

5	Finance income and expense

	Three months ended		Six months ended
(£ millions)	30 September 2017 (unaudited)	30 September 2016 (unaudited)	30 September 2017 (unaudited)	30 September 2016 (unaudited)
Finance income	7	8	16	17

Total finance income	7	8	16	17

Total interest expense on financial liabilities measured at amortised cost	(39)	(35)	(78)	(73)
Unwind of discount on provisions	(8)	(4)	(13)	(8)
Interest capitalised	27	24	50	45

Total finance expense (net)	(20)	(15)	(41)	(36)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six months period was 4.0% (six months ended 30 September 2016: 4.4%).

Notes (forming part of the condensed consolidated interim financial statements)

6	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

(£ millions)	Six months ended 30 September 2017 (unaudited)	Year ended 31 March 2017 (audited)
At beginning of period	60	60
Utilised during the period	(2)	(1)
Unused amounts reversed	(1)	(13)
Foreign currency translation	(4)	14

At end of period	53	60

7	Other financial assets – current

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)
Advances and other receivables recoverable in cash	1	2
Restricted cash	3	4
Derivative financial instruments	309	169
Accrued income	22	19
Other	27	24

Total current other financial assets	362	218

8	Inventories

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)
Raw materials and consumables	156	117
Work-in-progress	305	330
Finished goods	3,267	3,017

Total inventories	3,728	3,464

9	Other current assets

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)
Recoverable VAT	187	243
Prepaid expenses	183	167
Research and development credit	92	97
Other	10	10

Total other current assets	472	517

10	Taxation

Recognised in the income statement

The income tax for the three and six month periods ended 30 September 2017 and 30 September 2016 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

11	Capital expenditure

Capital expenditure in the six month period was £1,232 million (six month period to 30 September 2016: £554 million) on property, plant and equipment and £797 million (six month period to 30 September 2016: £739 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no impairments, material disposals or changes in use of assets.

Notes (forming part of the condensed consolidated interim financial statements)

12	Other financial liabilities

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)
Current
Finance lease obligations	2	2
Interest accrued	26	27
Derivative financial instruments	1,050	1,760
Liability for vehicles sold under a repurchase arrangement	399	350

Total current other financial liabilities	1,477	2,139

Non-current
Finance lease obligations	4	5
Derivative financial instruments	528	1,391
Other payables	2	3

Total non-current other financial liabilities	534	1,399

13	Provisions

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)
Current
Product warranty	498	511
Legal and product liability	112	114
Provisions for residual risk	7	7
Provision for environmental liability	12	12

Total current provisions	629	644

Non-current
Product warranty	842	879
Legal and product liability	27	47
Provision for residual risk	31	27
Provision for environmental liability	18	22
Other employee benefits obligations	10	13

Total non-current provisions	928	988

Six months ended 30 September 2017 (£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Total
Opening balance	1,390	161	34	34	13	1,632
Provision made during the period	281	11	6	—	—	298
Provision used during the period	(344)	(17)	(2)	(4)	(3)	(370)
Unused amounts reversed in the period	—	(14)	—	—	—	(14)
Impact of discounting	13	—	—	—	—	13
Foreign currency translation	—	(2)	—	—	—	(2)

Closing balance	1,340	139	38	30	10	1,557

Notes (forming part of the condensed consolidated interim financial statements)

13 Provisions (continued)

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

14	Other current liabilities

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)
Liabilities for advances received	35	92
Deferred revenue	195	167
VAT	196	171
Other taxes payable	27	38
Other	26	22

Total current other liabilities	479	490

15	Interest bearing loans and borrowings

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)

Short-term borrowings
Bank loans	86	179

Short-term borrowings	86	179

Long-term borrowings
EURO MTF listed debt	3,289	3,395

Long-term borrowings	3,289	3,395

Finance lease obligations	6	7

Total debt	3,381	3,581

Notes (forming part of the condensed consolidated interim financial statements)

16	Financial Instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2017.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities.

	30 September 2017		31 March 2017
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)

Cash and cash equivalents	1,724	1,724	2,878	2,878
Short-term deposits	2,199	2,199	2,609	2,609
Trade receivables	1,075	1,075	1,273	1,273
Other financial assets - current	362	362	218	218
Other financial assets - non-current	363	363	270	270

Total financial assets	5,723	5,723	7,248	7,248

	30 September 2017		31 March 2017
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)

Accounts payable	6,247	6,247	6,508	6,508
Short-term borrowings	86	86	179	179
Long-term borrowings	3,289	3,402	3,395	3,489
Other financial liabilities - current	1,477	1,477	2,139	2,139
Other financial liabilities - non-current	534	534	1,399	1,399

Total financial liabilities	11,633	11,746	13,620	13,714

Notes (forming part of the condensed consolidated interim financial statements)

17	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves

Balance at 1 April 2017 (audited)	(329)	(2,310)	7,552	4,913
Profit for the period	—	—	780	780
Remeasurement of defined benefit obligation	—	—	(42)	(42)
Gain on effective cash flow hedges	—	1,035	—	1,035
Currency translation differences	(8)	—	—	(8)
Income tax related to items recognised in other comprehensive income	—	(195)	6	(189)
Cash flow hedges reclassified to profit or loss	—	721	—	721
Income tax related to items reclassified to profit or loss	—	(137)	—	(137)
Dividend	—	—	(150)	(150)

Balance at 30 September 2017 (unaudited)	(337)	(886)	8,146	6,923

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves

Balance at 1 April 2016 (audited)	(363)	(873)	7,182	5,946
Profit for the period	—	—	548	548
Remeasurement of defined benefit obligation	—	—	(1,293)	(1,293)
Loss on effective cash flow hedges	—	(2,094)	—	(2,094)
Currency translation differences	30	—	—	30
Income tax related to items recognised in other comprehensive income	—	403	217	620
Cash flow hedges reclassified to profit or loss	—	379	—	379
Income tax related to items reclassified to profit or loss	—	(76)	—	(76)
Dividend	—	—	(150)	(150)

Balance at 30 September 2016 (unaudited)	(333)	(2,261)	6,504	3,910

18	Dividends

During the three months ended 30 September 2017, no ordinary share dividend was proposed. £90 million of the £150 million ordinary share dividend declared during the three months ended 30 June 2017 was paid during the three months ended 30 September 2017 (three months to 30 September 2016: no dividend declared or paid).

During the six months ended 30 September 2017, an ordinary share dividend of £150 million was proposed and paid (six months to 30 September 2016: £150 million proposed and paid).

Notes (forming part of the condensed consolidated interim financial statements)

19	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension schemes.

(£ millions)	Six months ended 30 September 2017 (unaudited)	Year ended 31 March 2017 (audited)

Change in defined benefit obligation
Defined benefit obligation at beginning of the period	9,969	7,668
Current service cost	108	198
Past service credit	(437)	—
Interest expense	121	275
Actuarial (gains)/losses arising from:
- Changes in demographic assumptions	—	(76)
- Changes in financial assumptions	(207)	2,335
- Experience adjustments	1	(213)
Exchange differences on foreign schemes	(1)	5
Member contributions	2	2
Plan settlements	(22)	—
Benefits paid	(346)	(225)

Defined benefit obligation at end of period	9,188	9,969

Change in plan assets
Fair value of plan assets at beginning of the period	8,508	7,103
Interest income	110	258
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(248)	1,149
Administrative expenses	(5)	(9)
Exchange differences on foreign schemes	(1)	3
Employer contributions	141	227
Member contributions	2	2
Plan settlements	(21)	—
Benefits paid	(346)	(225)

Fair value of scheme assets at end of period	8,140	8,508

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(9,188)	(9,969)
Fair value of scheme assets	8,140	8,508

Net liability	(1,048)	(1,461)

Non-current liabilities	(1,048)	(1,461)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Six months ended 30 September 2017 (unaudited)	Year ended 31 March 2017 (audited)

Discount rate	2.7%	2.6%
Expected rate of increase in compensation level of covered employees	2.3%	3.7%
Inflation rate	3.2%	3.2%

For the valuations at 30 September 2017 and 31 March 2017, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25% per annum.

Notes (forming part of the condensed consolidated interim financial statements)

19	Employee benefits (continued)

The Group noted that on 27 March 2017, a new mortality projection model (CMI (2016)) was released that potentially indicated a small reduction in longevity of, on average, 0.5 years compared to current assumptions. The Group considered adopting the new mortality tables and noted that there was uncertainty about the appropriate level of initial mortality improvements, both for the general population and when applying the model to other populations. On this basis, following discussion with and recommendation by the Group’s pension advisor, it is considered that the CMI (2014) mortality tables represent the Group’s best estimate of the future longevity of its defined benefit schemes’ members both during and after employment as at 30 September 2017.

On 3 April 2017, the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and was recognised in the six month period ended 30 September 2017.

20	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £16 million (31 March 2017: £7 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers. The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,261 million (31 March 2017: £2,047 million) and £13 million (31 March 2017: £31 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £145 million (31 March 2017: £82 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2017: £nil) and trade receivables with a carrying amount of £86 million (31 March 2017: £179 million) and property, plant and equipment with a carrying amount of £nil (31 March 2017: £nil) and restricted cash with a carrying amount of £nil (31 March 2017: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 30 September 2017. The outstanding commitment of CNY 625 million translates to £70 million at 30 September 2017 exchange rate.

The Group’s share of capital commitments of its joint venture at 30 September 2017 is £190 million (31 March 2017: £171 million) and contingent liabilities of its joint venture at 30 September 2017 is £3 million (31 March 2017: £3 million).

Notes (forming part of the condensed consolidated interim financial statements)

21	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. In addition, the covenant related to the Group’s financing arrangements is regularly monitored and compliance is certified annually.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2017 (unaudited)	31 March 2017 (audited)

Short-term debt	88	181
Long-term debt	3,293	3,400

Total debt*	3,381	3,581

Equity	8,591	6,581

Total capital (debt and equity)	11,972	10,162

*	Total debt includes finance lease obligations of £6 million (31 March 2017: £7 million).

Notes (forming part of the condensed consolidated interim financial statements)

22	Notes to the consolidated cash flow statement

Reconciliation of profit for the period to cash generated from operations

	Three months ended		Six months ended
(£ millions)	30 September 2017 (unaudited)	30 September 2016 (unaudited) *Restated	30 September 2017 (unaudited)	30 September 2016 (unaudited) *Restated

Cash flows generated from/(used in) operating activities
Profit for the period	308	244	780	548
Adjustments for:
Depreciation and amortisation	478	410	928	798
Loss on sale of assets	—	—	3	3
Foreign exchange (gain)/loss on loans	(14)	37	(33)	60
Income tax expense	77	36	200	131
Finance expense (net)	20	15	41	36
Finance income	(7)	(8)	(16)	(17)
Foreign exchange gain on derivatives	(6)	(53)	(95)	(74)
Foreign exchange loss/(gain) on short term deposits	19	4	32	(23)
Foreign exchange gain on other restricted deposits	—	(1)	—	(6)
Foreign exchange loss/(gain) on cash and cash equivalents	13	(30)	32	(74)
Unrealised gain on commodities	(49)	(34)	(41)	(67)
Share of profit from equity accounted investments	(61)	(33)	(138)	(78)
Fair value gain on equity investment	(2)	—	(2)	—
Pension past service credit	—	—	(437)	—
Exceptional item	—	1	(1)	(50)
Other non-cash adjustments	3	3	3	5

Cash flows generated from operating activities before changes in assets and liabilities	779	591	1,256	1,192

Trade receivables	124	92	220	38
Other financial assets	(4)	4	1	21
Other current assets	13	32	56	—
Inventories	34	(12)	(262)	(659)
Other non-current assets	(13)	(11)	(22)	(23)
Accounts payable	32	(56)	(456)	(77)
Other current liabilities	45	(58)	(22)	(69)
Other financial liabilities	25	18	41	67
Other non-current liabilities and retirement benefit obligations	12	23	29	81
Provisions	(38)	144	(88)	157

Cash generated from operations	1,009	767	753	728

*	Comparatives have been restated for the amendment to disclose separately ‘Effect of foreign exchange on cash and cash equivalents’ as a separate line item after ‘Cash and cash equivalents at beginning of period’. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’ in note 22 and ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net increase/(decrease) in cash and cash equivalents’ in the condensed consolidated cash flow statement were previously reported as £621 million, £797 million, £756 million and £(65) million for the three month period ended 30 September 2016, and as £1,266 million, £802 million, £702 million and £(1,017) million for the six month period ended 30 September 2016. An adjustment of £30 million was recorded to those line items for the three month period ended 30 September 2016, and an adjustment of £74 million was recorded for the six month period ended 30 September 2016 to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’, ‘Cash generated from operations’, ‘Net cash generated from operating activities’, and ‘Net increase/(decrease) in cash and cash equivalents’ were therefore restated as £591 million, £767 million, £726 million and £(95) million for the three month period ended 30 September 2016, and as £1,192 million, £728 million, £628 million and £(1,091) million for the six month period ended 30 September 2016. There is no impact on cash and cash equivalents as previously reported for the period ended 30 September 2016.

Notes (forming part of the condensed consolidated interim financial statements)

23	Related party transactions

The Group’s related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for the sale and purchase of products and services with its joint ventures and associates. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

	2017			2016
	(unaudited)			(unaudited)
Six months ended 30 September (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	350	2	31	288	36	15
Purchase of goods	—	2	69	—	39	37
Services received	65	73	46	66	97	50
Services rendered	53	—	—	41	—	2
Trade and other receivables	110	2	36	73	10	16
Accounts payable	—	21	36	1	46	21
Dividend received	53	—	—	68	—	—
Dividend paid	—	—	150	—	—	150

Compensation of key management personnel

Six months ended 30 September (£ millions)	2017 (unaudited)	2016 (unaudited)
Key management personnel remuneration	7	12

24	Subsequent events

On 10 October 2017, the Company issued a $500 million bond maturing in 2027 and paying an annual coupon of 4.500%. The Company intends to use net proceeds from the issue of the bond for general corporate purposes, including support for on-going growth and the capital spending plan.